SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June 2011.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement Regarding Terms for Disposal of Treasury Stock”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 22, 2011	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

June 22, 2011

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Terms for Disposal of Treasury Stock

TOKYO, Japan – June 22, 2011 – ORIX Corporation (TSE: 8591; NYSE: IX; hereinafter, the Company), a leading integrated financial services group, announced today that it has decided to dispose a portion of its treasury stock. The partial terms for the disposal of a portion of our treasury stock were announced on May 10, 2011. The details are as follows.

Details of Disposal of Stock

1.	Type of Shares:	Common shares of the Company
2.	Number of Shares:	9,330 shares
3.	Disposal Price:	7,700 yen per share
The purchase price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including June 22, 2011 (excluding days in which no shares are traded) and rounded upwards to the nearest yen.
4.	Total Amount of Payment for Purchase of Shares:	71,841,000 yen
5.	Payment Date for Purchase of Shares:	Friday, July 22, 2011

Further Details

1.	Reason for Disposal (use of funds):	The treasury stock to be disposed of forms a portion of the remuneration of the executive Yukio Yanase (Mitaka city, Tokyo, Japan), during his term that retired on June 22, 2011. He will purchase the treasury stock using accrued income during his term in office. All of the funds acquired upon disposal of this portion of treasury stock will be used for general corporate purposes.

2.	Number of Treasury Stock after Disposal:		2,738,024 shares
The number of treasury stock does not reflect changes associated with purchases of less than one unit and the exercise of stock options that took place on and after June 1, 2011.
3.	Schedule:	Tuesday, May 10, 2011:	Date of setting partial terms for disposal of treasury stock
		Wednesday, June 22, 2011:	Date of setting terms for disposal of treasury stock
		Friday, July 1, 2011:	Notification of terms for disposal of treasury stock
		Thursday, July 21, 2011:	Application date
		Friday, July 22, 2011:	Payment date

4.	Partial change to the announcement of May 10, 2011

It was announced that a portion of treasury stock was to be disposed for the remuneration of a group executive scheduled to retire on June 30, 2011. However, the decision has been reached not to dispose of a portion of treasury stock on the retirement day.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, trust and banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2010 – March 31, 2011.”

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